Exhibit 99.1

CHIQUITA AND FYFFES PROVIDE UPDATED

SYNERGY ESTIMATES RELATED TO PROPOSED COMBINATION

Now Targeting $60 Million of Annualized Pre-Tax Cost Savings

Fyffes increases its target adjusted EBITA for the full year 2014 from the range €30 to €35 Million to the range €38 to €42 Million

Separate Efficiency Initiatives Anticipated to Reduce Chiquita’s Costs by approximately $14 to $16 Million

CHARLOTTE, NC and DUBLIN, Ireland – August 27, 2014 – Chiquita Brands International, Inc. (NYSE: CQB) (“Chiquita”) and Fyffes plc (ESM: FFY ID: AIM: FFY LN) (“Fyffes”) today announced updated anticipated annualized pre-tax cost synergies for the proposed combination of Chiquita and Fyffes (the “Combination”). Chiquita and Fyffes have identified an additional $20 million of synergies for a total of at least $60 million in annualized pre-tax cost synergies by the end of 2016, reflecting additional information which has become available regarding optimization of sourcing and shipping logistics, as well as the output of the information technology integration planning work stream that was established after the proposed Combination was first announced.

The $20 million of additional recurring annual synergies is anticipated to come from European and Mediterranean shipping benefits enabled by the broad geographic sourcing diversity of the combined company, as well as information technology efficiencies due to the implementation of cloud computing.

“As a result of our diligent and thorough integration planning efforts, Chiquita and Fyffes have identified an additional $20 million of synergies that will allow ChiquitaFyffes to deliver even more value for our shareholders and result in a combined company with stronger earnings power. Chiquita and Fyffes remain committed to the transaction and are continuing to work together to complete the Combination as expeditiously as possible,” said Ed Lonergan, Chiquita’s Chief Executive Officer, and David McCann, Fyffes Executive Chairman.

Chiquita and Fyffes believe approximately 50% of the $60 million of synergies are achievable in the first year following the close of the merger, with the remaining synergies achieved by the end of the second year. These synergies will positively impact ChiquitaFyffes financial profile as the combined company is expected to generate significant and increased free cash flow.

An updated merger benefit statement, which provides additional details regarding these synergies and Chiquita's basis of belief for them, is attached to this release as Appendix A. The updated merger benefit statement should be reviewed carefully, as there are various material assumptions described therein underlying the synergies estimate which may result in the synergies being materially greater or less than estimated.[1]

[1]	The synergy and earnings enhancement statements in this press release should not be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period.

Fyffes has additionally announced today that it has delivered a strong result in the first half of 2014 with adjusted EPS 39.2% higher. Based on its first half performance and continued positive trading conditions early in the second half, Fyffes is increasing its target adjusted EBITA for the full year 2014 to the range €38 to €42 million, from €30 to €35 million previously, and compared to €32.7 million for the full year in 2013.[2]

Separately, Chiquita also announced a range of efficiency initiatives anticipated to reduce Chiquita’s costs by approximately $14 to $16 million. In order to achieve these savings, Chiquita's current US-Gulf shipping rotation will be replaced with larger, more efficient vessels allowing for some costs and stowage capacity to be shared with a third-party shipping partner, resulting in lower per unit shipping costs for both. Chiquita anticipates that these savings will begin impacting Chiquita’s results late in the fourth quarter of 2014 and will be fully implemented in 2015, helping ensure that Chiquita remains on track to achieve its long-term financial objectives.[3] Chiquita confirms that the Chiquita profit forecast for the fiscal year ending December 31, 2014 contained in its proxy statement dated August 6, 2014 remains valid for the purpose of the Combination.

On August 14, 2014, Chiquita and Fyffes filed a Form CO with the European Commission in connection with its examination of the Combination under the EC Merger Regulation and, as a result, the European Commission’s provisional deadline for its Phase I review of the Combination is September 19, 2014. Regulatory clearances for the Combination have already been obtained in the US and a number of smaller jurisdictions. Subject to EU Commission approval, it is possible that the merger could complete in October 2014.

As previously announced on March 10, 2014, Chiquita and Fyffes entered into a definitive agreement under which Chiquita will combine with Fyffes, in a stock-for-stock transaction that is expected to result in Chiquita shareholders owning approximately 50.7% of ChiquitaFyffes, and Fyffes shareholders owning approximately 49.3% of ChiquitaFyffes, on a fully diluted basis.

On August 14, 2014, Chiquita announced that its Board of Directors, after careful consultation with its legal and financial advisors, unanimously rejected an unsolicited offer by the Cutrale Group and the Safra Group (the "Group”) to acquire all of the outstanding stock of Chiquita for $13.00 per share in cash. Chiquita’s Board determined that the Group’s unsolicited offer is inadequate and not in the best interests of Chiquita shareholders. Having made such a determination, Chiquita determined not to furnish information to, nor have discussions and negotiations with, the Cutrale Group and the Safra Group at this time.

[2]	Fyffes reports its financial results in accordance with International Financial Reporting Standards ("IFRS"). For information regarding the reconciliation of EBITA to the most comparable GAAP numbers, as well as additional other information regarding Fyffes results and updated forecasts, reference is made to pages 346-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 and to Fyffes interim results which were also announced today.

[3]	Chiquita’s statement of anticipated savings in this press release should not be construed as a synergy statement or other statement or estimate of the anticipated financial effects of the Combination.

Mr. Lonergan added, “Chiquita believes that the $13.00 per share offer from the Cutrale Group and the Safra Group is opportunistic and does not provide compelling value as compared to the combination with Fyffes. The offer is highly conditional and does not provide Chiquita shareholders full value for the ongoing turnaround and the synergies in a combination with Fyffes.”

About Chiquita

Chiquita is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads, other fruits to healthy snacking products. It is headquartered in Charlotte, North Carolina, USA. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, visit Chiquita’s web site at www.Chiquita.com.

About Fyffes

Fyffes is a leading international importer and distributor of tropical produce. It is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

About ChiquitaFyffes

ChiquitaFyffes is currently a private limited company incorporated in Ireland under the name ChiquitaFyffes Limited that was formed solely for the purpose of implementing the Combination. Prior to the effective date of the Combination, ChiquitaFyffes will be re-registered, pursuant to the Companies Acts, as a public limited company. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

On the consummation of the scheme transaction (a) Fyffes will become a wholly owned subsidiary of ChiquitaFyffes and (b) Chicago Merger Sub Inc. (“MergerSub”), a wholly owned indirect subsidiary of ChiquitaFyffes, will merge with and into Chiquita, with the result that the separate corporate existence of MergerSub will cease and Chiquita will continue as the surviving corporation. At the effective time of the merger, all Chiquita common shares will be cancelled and will automatically be converted into the right to receive ChiquitaFyffes shares on a one-for-one basis.

Contacts for Chiquita
Investors	Steve Himes Tel: +1 980-636-5636 Email: shimes@chiquita.com
Media	Ed Loyd Tel: +1 980-636-5145 Email: eloyd@chiquita.com
Contacts for Fyffes
Investors	Seamus Keenan Tel: + 353 1 887 2700 Email: skeenan@fyffes.com

Media	Wilson Hartnell PR Brian Bell Tel: +353 1 669 0030 Email: brian.bell@ogilvy.com

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This press release and related announcement contain certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the Combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Combination should be made only on the basis of the information contained in the Scheme Circular or any document by which the Combination and the Scheme are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation which has been posted to them in relation to the Combination.

Appendix A

Updated Merger Benefit Statement

Chiquita and Fyffes believe that the Combination will provide annualised recurring before tax overhead and operational synergies (including IT, logistics and transport synergies) of at least US$60 million by the end of 2016. This updated merger benefit statement, which includes an additional US$20 million in annualised synergies, reflects additional information which has become available regarding optimisation of shipping logistics, as well as the output of the IT integration planning work stream.

These recurring annual synergies are anticipated to comprise of:

•	Potential operational efficiencies, generating synergies of US$37 million, in the areas of fruit utilisation, shipping, port operations, packaging and procurement; and

•	Potential synergies of US$23 million in the areas of public company expenses, integration of senior management and administration, as well as information technology.

The annual tax cost of the synergies is estimated at US$8 million. Approximately 50% of the recurring annual synergies are expected to be realised in the first full fiscal year post closing of the Combination, which is expected to be the year ending December 2015, with the remainder of the recurring annual synergies taking effect in the second full fiscal year post closing of the Combination.

Implementation and integration costs required to achieve the synergies during 2015 and 2016 are not anticipated to exceed US$17 million, in total, before taxes.

Once the Combination is effective, shareholders in Chiquita and Fyffes will be able to share in the expected benefits arising from these synergies through their ownership of the new shares they will receive in ChiquitaFyffes.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the key assumptions underlying the estimates.

Neither the statements above nor any other synergy statement in this announcement should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes adjusted earnings in the first fiscal year following consummation of the combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

Capitalised terms used herein, unless otherwise defined in this release, shall have the same meaning as those used in the original merger benefit statement.

The basis of belief for expected synergies

The bases of belief (including sources of information and assumptions made) that support the expected synergies are set out in the following paragraphs.

The expected sources of the potential recurring before tax annual synergies are anticipated to comprise of efficiencies in the areas of procurement, supply chain, shipping, container management, port operations, information technology and administration.

When evaluating the potential recurring before tax annual synergies and the tax costs associated with such synergies, the Chiquita Board has assumed the following:

•	That the Combination will become effective and ChiquitaFyffes will acquire 100% of the issued and to be issued share capital of Fyffes and Chiquita;
•	That there will be no material adverse impact on the combined company arising from any decisions made by competition authorities;
•	That there will be no material change to the market dynamics (including, without limitation, as a result of changes in bunker fuel rates or as a result of weather events and other natural catastrophes) affecting Chiquita and/or Fyffes following the completion of the Combination;
•	That there will be no material adverse impact on the on-going business arising as a result of the Combination;
•	That there will be no material change to exchange rates following the completion of the Combination; and
•	There will be no material change to income tax laws or regulations affecting Chiquita and/or Fyffes following completion of the Combination.

In establishing the estimate of the anticipated recurring before tax annual synergies and the associated tax costs, the Chiquita Board has reviewed the results of discussions of the respective managements of Chiquita and Fyffes regarding the opportunities for synergies and other cost efficiencies. As part of the diligence process, Chiquita management, together with the management of Fyffes, reviewed such opportunities and determined the source and scale of the potential recurring before tax annual synergies and associated tax costs. The potential recurring before tax synergies and associated tax costs are incremental to Chiquita’s existing plans and, to the best of Chiquita’s knowledge, Fyffes existing plans.

In addition to information from Chiquita’s and Fyffes respective management teams, the sources of information that Chiquita has used to arrive at the estimate of the potential recurring before tax annual synergies and expected associated tax costs, include:

(a)	the Fyffes annual report and accounts;
(b)	Fyffes presentations to analysts;
(c)	Fyffes website;
(d)	Analysts’ research;
(e)	Other public information; and
(f)	Chiquita’s knowledge of the industry and of Fyffes.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement in this announcement, including any statement that the combination will be accretive, should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes earnings in the first full year following the combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

Additional Information

Additional information relating to the updated merger benefit statement which is required under the Irish Takeover Rules is being posted on the respective websites of Chiquita and Fyffes and will be mailed to Fyffes shareholders, to the extent so required.